King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 Main: 404/572-4600 Fax: 404/572-5100
Alan J. Prince Direct Dial: 404/572-3595 Direct Fax: 404/572-5133 APrince@kslaw.com

June 29, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: David L. Orlic, Attorney-Advisor

Re:	FleetCor Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 8, 2010
File No. 333-166092

Dear Mr. Orlic:

On behalf of FleetCor Technologies, Inc. (the “Company”), we are delivering (and transmitting via EDGAR) with this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) the following:

•	Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (File No. 333-166092) (the “Registration Statement”), together with the exhibits thereto; and

•	Amendment No. 3, without exhibits, marked to show changes from the Registration Statement filed on June 8, 2010 ( “Amendment No. 2”).

We are responding to the Staff’s comments contained in its letter, dated June 23, 2010. For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Securities and Exchange Commission

June 29, 2010

Condensed consolidated balance sheets, page F-35

1. Please revise the presentation of your balance sheet in accordance with ASC 810-10-45-25. In addition, tell us how you considered the disclosure requirements of ASC 810-10-50 and 860-10-50.

Response: The Company has revised its balance sheet on page F-35 in accordance with ASC 810-10-45-25. The Company also has revised its disclosure on pages F-39 and F-40 of Amendment No. 3 to address the disclosure requirements of ASC 810-10-50 and 860-10-50.

Notes to condensed consolidated financial statements

Accounts Receivable, page F-39

2. We note your response to prior comment no. 9 and have the following comment. Please clarify whether the trade receivables include user card balances (e.g., charge or credit balances) in addition to receivables generated by the fees the company earns. In this regard, it appears that the user card accounts remain within the 2007 portfolio although we acknowledge that the original balances were collected. Further, tell us whether you provide funding of other trade receivables (i.e., user card accounts or transactions) as a result of the Securitization Facility or you paying the Merchant as illustrated on page 42. We note the footnote (1) to the table on page 47 references gross billings and states it includes the underlying cost of transaction (e.g., fuel or lodging). If you do provide funding or loans to customers in this respect, tell us why believe that your disclosures throughout the filing adequately addresses the nature of this activity and the credit risk associated with lending activities. If true, you should clearly disclose and discuss this lending activity, the payment terms and the quality of the underlying asset (i.e., consumer type, delinquencies, and charge-off rates). It appears that the consolidation of your qualified special purpose entity has increased the significance of this activity. Please advise.

Response: The Company advises the Staff that its trade receivables include user card balances in addition to fees billed by the Company. These balances are primarily composed of charge balances, which are typically billed to the customer on a weekly, semimonthly or monthly basis, and are generally required to be paid within 30 days of billing. In addition, if applicable, these balances also include late fees and interest. The Company estimates that approximately 5% of these customer balances are revolving credit balances, which can be carried over from month to month with accruing interest. The Company generates and records accounts receivable when the customer makes a purchase using one of the Company’s card products and generally pays merchants within seven days of receiving the merchant billing. While these cash flow streams are not timed identically, the Company does not consider the nature of this transaction to be a lending activity. The Company utilizes its asset securitization facility as a source of liquidity to provide the cash required to fund merchant payments while the company collects the customer’s balance. Further, the asset securitization facility is a liquidity vehicle the Company maintains to help finance its working capital needs and not a lending arrangement for its customers. The Company also believes that other sources of liquidity will be available to the Company from time to time.

Securities and Exchange Commission

June 29, 2010

The Company does not believe the asset securitization facility presents additional credit risk due to the underlying short-term nature of the collection terms of the accounts receivable, the creditworthiness of the third parties involved in the arrangement and the liquidity in the commerical paper market. Further, the Company considers customer creditworthiness and the related volume of purchases when it establishes its allowance for doubtful accounts. The Company acknowledges that due to the consolidation of the qualified special purpose entity, its provision for bad debts is now presented as a component of processing expense on the statement of income, in contrast to the prior year presentation in which this amount was included as a component of net revenue. This consolidation does not impact the process the Company undertakes related to evaluating the creditworthiness of its customers or the nature of the activities described above.

The Company believes it has provided adequate disclosure related to its business activities, including a description of its revenue recognition policies, allowance for doubtful accounts and the asset securitization facility, as well as details related to the risks associated with these activities, in its management’s discussion and analysis of financial conditions and results of operations, its risk factors and the notes to its financial statements. In particular:

•

the Company has disclosed in the chart on page 43 of Amendment No. 3 and in footnote (1) to the table on Page 49 of Amendment No. 3 that it creates a receivable when a customer utilizes the Company’s card product;

•	the Company has disclosed on pages 85 and 86 of Amendment No. 3 its policies and procedures for screening and monitoring customer credit;

•	the Company has disclosed on page 12 of Amendment No. 3 the risk of failing to adequately assess and monitor the credit risk of its customers;

•	the Company has disclosed on page 15 of Amendment No. 3 the risk of the impact of a decline in economic conditions on the ability of its customers to pay for purchases;

•	the Company has disclosed on page 49 of Amendment No. 3 its managed provision for bad debts as a percentage of its gross billed revenue; and

•	the Company has disclosed on pages 69 and F-8 of Amendment No. 3 the accounting significance of its credit risk and reserve for losses on receivables.

In addition, the Company has revised page 62 of Amendment No. 3 to add additional disclosure in response to the Staff’s comment.

Supplemental responses to the Staff’s prior comment letter, dated May 12, 2010

Prior Staff Comment 3

In its May 12, 2010 comment letter, the Staff requested documentation regarding the factual basis for various statements in the Registration Statement. The Company has revised Amendment No. 3 to add an additional factual statement on page 78. Documentation concerning this statement has been supplementally provided with this letter (marked as Exhibit A). The Company advises the staff that it did not commission this third-party report referenced in Amendment No. 3 and Exhibit A.

Securities and Exchange Commission

June 29, 2010

Prior Staff Comment 39

In its May 19, 2010 response letter, the Company advised the Staff that the Company would continue to supplementally provide stock-based compensation information requested by prior Staff comment 39. As a result, the Company has supplementally provided with this letter (marked as Exhibit B) additional stock-based compensation information requested by the Staff’s prior comment.

* * * *

If we can be of any assistance in explaining these responses or the changes in Amendment No. 3, please let us know. Please contact me with any questions or comments at (404) 572-3595.

Very truly yours,

/s/ Alan J. Prince
Alan J. Prince

cc:	Michael F. Johnson - Securities and Exchange Commission
Stephen Krikorian - Securities and Exchange Commission
Ryan Rohn - Securities and Exchange Commission
Eric R. Dey - FleetCor Technologies, Inc.
Sean Bowen - FleetCor Technologies, Inc.
Jon R. Harris, Jr. - King & Spalding LLP
Nicholas R. Franz - Ernst & Young LLP
Andrew J. Pitts - Cravath, Swaine & Moore LLP